EXHIBIT 10.1

September 18, 2017

Mr. Phillip Eyler

Dear Phil:

On behalf of the Board of Directors of Gentherm Incorporated (the “Company”), we are pleased to extend you an offer of employment to join the Company as President and Chief Executive Officer. We are confident that your contribution to our mission and growth will be exceptional. In light of the fact that you will be resigning your current employment in reliance on this offer, this offer is irrevocable by the Company if timely accepted. As discussed, the terms of your offer are summarized below:

1.Position. Your title will be President & Chief Executive Officer. As such, you will be responsible for, among other things, directing and leading the Company and its executive management team and otherwise performing such duties and responsibilities as are customarily assigned to individuals serving in similar positions of other public companies. Without limitation, this includes ultimate responsibility for the strategic direction, performance and execution of the Company’s plans and strategies. You will report directly to the Board of Directors (the “Board”) of the Company. Your principal place of business will be at the Company’s offices in Northville, Michigan; however, as the Company is a global business with facilities worldwide, you will be expected to travel to other Company locations on a regular basis. We are anxious to have you begin with the Company as soon as possible, but we recognize you have other commitments that must first be resolved. However, this offer assumes that you will begin full time work in your new position no later than December 31, 2017. The actual date of your first day of work with the Company is referred to in this letter as the “Start Date.” Effective as of your Start Date, the Board has agreed to appoint you as a Director of the Company and simultaneously increasing the number of Directors on the Board to nine.

2.Salary Compensation. Your initial base annual salary will be $750,000, payable in accordance with the Company’s payroll policies as from time to time in effect (“Base Salary”). Your Base Salary will be reviewed annually by the Board and may be increased by the Board in its discretion. Your Base Salary will not be subject to reduction without your prior written consent, except that if the Board reduces the salary of all senior executives of the Company (for example, in the event of a significant downturn impacting the Company) your Base Salary will be reduced by the same percentage as the percentage reduction in salary of such senior executives.

3.Signing Bonus and Make Whole Bonuses.

(a)Signing Bonus. As part of the first regular payroll after the Start Date, the Company will pay you a one-time signing bonus of $250,000 (the “Signing Bonus”).

(b)Make Whole Bonuses. In recognition of certain guaranteed bonuses from your current employer that you are foregoing by accepting this offer, the Company will pay you the following:

(i)First Make Whole Bonus. No earlier than January 1, 2018 and no later than March 31, 2018, the Company will pay you a bonus of $1,000,000 (the “First Make Whole Bonus”).

(ii)Second Make Whole Bonus. No earlier than January 1, 2019 and no later than March 31, 2019, the Company will pay you a bonus of $1,000,000 (the “Second Make Whole Bonus”).

(c)Clawback. If you terminate your employment with the Company without Good Reason (as defined in Section 7 below) or if the Company terminates your employment for Cause (as defined in Section 7 below) prior to the first anniversary of your Start Date, you will be required to repay (net of withheld and deducted payroll taxes) the Signing Bonus and the First Make Whole Bonus (if it has been paid to you) to the Company immediately upon your termination.

4.Cash Bonus. You will be entitled to an annual cash bonus (your “Cash Bonus”) based on your performance and the performance of the Company. The Company, in its discretion, pays its executives annual cash bonuses in two installments: the first installment is based on a combination of individual and Company performance for the first half of each calendar year and is paid in August of that year; the second installment is based on a combination of individual and Company performance for the full calendar year, is reduced by the amount of bonus already paid for the first half of that year, and is paid in March of the following year. No annual Cash Bonus is guaranteed. The other terms and conditions of the annual Cash Bonus are set forth in the Gentherm Incorporated Executive Bonus Plan adopted effective as of January 1, 2017 (the “Bonus Plan”), a copy of which is attached. Your target Cash Bonus is 100% of your Base Salary. There is no maximum amount payable to you as annual Cash Bonus as the Board has full discretion to increase your annual Cash Bonus as it deems appropriate. For the Cash Bonus period that begins on your first day of employment with the Company and ends on December 31, 2017, you will be entitled to a prorated Cash Bonus corresponding to the number of days you worked during such period as compared to the total number of working days in the year 2017 and such prorated Cash Bonus will be payable during March of 2018.

5.Equity Grants. On the Start Date, the Company will grant you the following equity awards, each subject to the terms and conditions of the Gentherm Incorporated 2013 Equity Incentive Plan and each contingent upon your execution of the attached form of Award Agreement evidencing such award:

30,000 shares of Gentherm Common Stock (the “Start Date Restricted Common Stock”) that will vest in three equal annual installments on the first, second and third anniversaries of your Start Date; and

212,500 options to purchase Gentherm Common Stock (the “Start Date Options”) that will vest in four equal annual installments on the first, second, third and fourth anniversaries of your Start Date (the exercise price of the Start Date Options will be the closing price of the Company’s Common Stock on the last business day before your Start Date, in accordance with the Gentherm Incorporated 2013 Equity Incentive Plan).

The Board has historically granted additional shares of restricted Common Stock and options to purchase common stock to the executive officers of the Company at the beginning of each year. The above grants of Restricted Common Stock and Options are intended to be the substitute for any such grants that might otherwise be awarded to you at the beginning of 2018. While there is no guaranty that the Board will continue this practice, you would certainly be expected to participate in such awards starting in 2019, if and when granted by the Board. Current targeted annual restricted stock awards and option awards for your position are 25,000 and 100,000 per year; however, for clarity, such amounts are not guaranteed and may increase or decrease as determined by the Board.

6.Vacation, Benefits, Expenses, Perquisites.

(a)You will be entitled to all legal holidays recognized by the Company, and 20 days of paid vacation per annum. Any unused vacation will be subject to Company policy as from time to time in effect. Vacation days for the first fiscal year of your employment will be prorated. You will also be entitled to sick leave in accordance with the Company’s sick leave policy as from time to time in effect.

(b)You will be entitled to participation in any health, dental, vision, life, disability, and other insurance plans that may be established and maintained by the Company from time to time for its employees of your level, all as determined by the Board in its discretion. You will also be entitled to participate in any employee benefit programs that the Board may establish for Company employees generally, including but not limited to 401(k) Plans and related matching. The Company will provide Director’s and Officer’s insurance and tail coverage for your benefit. After your start date and before your first-year anniversary, we will discuss and mutually agree upon a deferred compensation plan, retirement plan, or other similar benefit for you consistent with market practices.

(c)The Company will reimburse you for all usual and ordinary business expenses incurred by you in the scope of your employment hereunder in accordance with the Company’s expense reimbursement policy as from time to time in effect. All air travel you complete on behalf of the Company will be booked in First Class (domestic) or Business Class (international), if available, and you will be entitled to use a car service to/from the airport.

(d)The Company will provide you with a Company-owned automobile, which must contain Company-manufactured content, to use full time, and pay for all operating and insurance expenses for the automobile. You will be taxed on the value of your personal usage of such automobile.

(e)The Company will provide you with a Company-owned mobile phone, laptop computer and tablet, and country club membership fees and dues; provided, however, that you will be responsible for your personal use charges at such country club and you will be taxed on the value of your personal use portion of the country club fees and dues paid by the Company.

7.Severance Pay.

(a)If your employment is terminated by the Company or successor (or if the Company revokes this offer after you sign and return it) without “Cause” (as defined below) or by you for “Good Reason” (as defined below) other than in connection with a Change in Control (as described below), and subject to the notice and release requirements described below, the Company will pay: (i) the Make Whole Bonuses (to the extent not already paid) listed in paragraph 3(b) together with your Base Salary for a period of 12 months, payable in a lump sum; (ii) the employee portion of your COBRA continuation coverage (to the extent that you elect coverage) for a period of 12 months or, if earlier, until you become entitled to participate in another employer’s health plan; (iii) a prorated Cash Bonus for the period that includes the last date of your employment, payable on the normal bonus payment date that would apply had your employment not terminated at no less than the prorated target bonus amount (but higher if your individual performance and the Company’s performance would require a higher payment under the terms of the Bonus Plan); (iv) a lump sum cash payment equal to your target annual Cash Bonus for one year payable within 60 days after your employment termination date; and (v) outplacement services for one year, up to a maximum outplacement cost of $50,000. In addition to the foregoing, all unvested equity awards (including all forms of options and stock) granted to you by the Company that are scheduled to vest within 12 months following the termination of your employment will automatically vest on the date of your termination; provided, however, that all Start Date Restricted Common Stock and Start Date Options would automatically vest on the date of your termination regardless of when such Start Date Restricted Common Stock and Start Date Options were scheduled to vest.

(b)If your employment is terminated by the Company or successor without “Cause” (as defined below) or by you for “Good Reason” (as defined below) during the window period starting with the signing of an agreement to engage in a Change in Control (as defined below) until 12 months after the Change in Control (as defined below), and subject to the notice and release requirements described below, the Company will cause to be paid to you: (i) in a lump sum within 30 days after your termination date, the Make Whole Bonuses (to the extent not already paid) listed in paragraph 3(b)

together with your then current Base Salary for a period of 24 months; (ii) the employee portion of your COBRA continuation coverage (to the extent that you elect coverage) for a period of 24 months or, if earlier, until you become entitled to participate in another employer’s health plan; (iii) a prorated Cash Bonus for the period that includes the last date of your employment, payable within 30 days after your termination date at no less than the prorated target bonus amount (but higher if your individual performance and the Company’s performance would require a higher payment under the terms of the Bonus Plan); (iv) a lump sum cash payment within 30 days after your termination date equal to your target annual Cash Bonus for two years; and (v) outplacement services for one year, up to a maximum outplacement cost of $50,000. In addition to the foregoing, all unvested equity awards (including all forms of options and stock) granted to you by the Company, regardless of when such unvested equity awards were scheduled to vest, will automatically vest on the date of your termination. The severance pay provided under this Section 7(b) will supersede, and not be in duplication of, the severance pay provided under Section 7(a).

(c)“Cause” means only your: (i) material or persistent breach of this letter agreement; (ii) engaging in any act that constitutes serious misconduct, theft, fraud, material misrepresentation, serious dereliction of fiduciary obligations or duty of loyalty to the Company; (iii) conviction of a felony, or a plea of guilty or nolo contendere to a felony charge or commission of any criminal act involving moral turpitude which in the reasonable opinion of the Board brings you, the Board, or the Company into disrepute; (iv) willful misconduct in the performance of your material duties under this letter agreement; (v) willful, unauthorized disclosure of material confidential information belonging to the Company, or entrusted to the Company by a client, customer, or other third party; (vi) repeatedly being under the influence of drugs or alcohol (other than prescription medicine or other medically related drugs to the extent that they are taken in accordance with their directions) during the performance of your duties under this letter agreement, or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of your duties under this letter agreement; (vii) repeated failure to comply with the lawful directions of the Board that are not inconsistent with the terms of this letter agreement; (viii) any material failure to comply with the Company's material written policies or rules that are not inconsistent with this letter agreement; (ix) material omission, misrepresentation, or falsification of any material information during your interview, background check, or employment negotiations that the Company relied upon in hiring you which first becomes known to the Company after the date of this letter agreement; or (x) your personal engagement in conduct that a judicial or arbitral tribunal finds violated applicable state or federal laws governing the workplace that could reasonably be expected to bring the Company into disrepute. In order for the Company to terminate your employment for Cause under any of clauses (i), (iv), (vi), (vii) or (viii) in the preceding sentence, the Company must provide you with written notice of its intention to terminate employment for Cause and describing the acts or omissions upon which such termination for Cause is based, and you will be provided a 30-day period from the date of such notice within which to cure or correct such acts or omissions if they are reasonably susceptible of cure or correction.

(d)“Good Reason” means the occurrence of any of the following without your consent:

(i)a material breach of this letter agreement by the Company;

(ii)	a material diminution in your then-current compensation or benefits, authority, duties, or responsibilities;
(iii)	a requirement that you report to a corporate officer or employee instead of the Board; or
(iv)	any successor’s failure to explicitly assume the Company’s duties and obligations under the terms of this letter agreement.

Notwithstanding the above, no “Good Reason” exists unless (I) you notify the Company in writing within 30 days after the existence of any condition listed above, and the Company fails to cure the condition within 30 days after receiving notice, and (II) you terminate employment by no later than 180 days after the providing the notice. Your waiver of any event constituting Good Reason shall not constitute a waiver of any subsequent event.

(e)A “Change in Control” means the earliest to occur of any of the following events, each of which must also constitute a “change in control event” (within the meaning of Treas. Reg. section 1.409A-3(i)(5)):

(i)

Any one Person or more than one Person Acting as a Group (each as defined below) acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Group, beneficial ownership of more than a majority of the total fair market value or total voting power of the then-outstanding securities of the Company;

(ii)

Any one Person or more than one Person Acting as a Group (each as defined below) acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Group, the assets of the Company that have a total gross fair market value (as determined by the Board) of more than 50% of the total gross fair market value of all of the assets of, as applicable, the Company immediately prior to the initiation of the acquisition; or

(iii)

A majority of the members of the board of directors of the Company is replaced during any 12-month period by directors whose appointment or election is not endorsed or approved by a majority of the members of the board who were members of the board prior to the initiation of the replacement.

For purposes of this Section 7(e), a “Person” means any individual, entity or group within the meaning of section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (C) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company. Persons will be considered to be “Acting as a Group” (or a “Group”) if they are a “group” as defined under Section 13 of the Exchange Act. If a Person owns equity interests in both entities that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be Acting as a Group with other shareholders only with respect to the ownership in that entity before the transaction giving rise to the change and not with respect to the ownership interest in the other entity. Persons will not be considered to be Acting as a Group solely because they purchase assets of the same entity at the same time or purchase or own stock of the same entity at the same time, or as a result of the same public offering.

(f)Your right to receive severance pay under this Section 7 is conditioned upon (i) your signing and delivering to the Company, and there becoming irrevocable, within 45 days after your employment termination date, a general release of claims, in form and substance reasonably acceptable to the Company, by which you release the Company from any claim arising from your employment by, or termination of employment with, the Company, in consideration for the payment; and (ii) your compliance with Sections 9, 10, and 11 of this letter agreement. The release shall preserve your entitlement to your compensation and benefits under this letter agreement, your vested savings and retirement benefits, as well as indemnification and defense in accordance with the Company’s bylaws, personnel policies, insurance policies, and applicable law. The Company will make no payment unless the general release becomes effective on or before the 45th day following your employment termination date.

Provided that you satisfy the foregoing release requirement, any severance payment under this Section 7 that otherwise would be due before then will be paid to you in a lump sum on the first regular Company payroll date following the 45th day after your employment termination date, and any severance payments due after such date under Section 7 will be paid to you at the time set forth in the foregoing provisions of this Section 7.

(g)On termination of your employment (for whatever reason) you will be entitled to receive the pro rata portion of your Base Salary through the date of your termination, together with such compensation or benefits to which you may be entitled by law or under the terms of the Company’s compensation and benefit plans in effect including, without limitation, amounts owed to you for unpaid vacation leave accrued during the course of your employment with the Company pursuant to Company policy as from time to time in effect. There shall be no setoffs or mitigation requirements for any amounts the Company may owe under this letter agreement, except that the Company may setoff against amounts owed to you any clawbacks that are due and payable from you under Sections 3(c) or 13.

8.At Will Employment.

(a)This letter agreement describes the compensation and benefits that you are entitled to receive for so long as you remain employed by the Company, but is not a contract or guarantee of employment for any particular period of time. At all times you will remain an employee at will, and you and the Company are free to terminate your employment at any time for any reason. This employment at will policy does not affect the Company’s obligations under this letter agreement.

(b)Should your employment with the Company be terminated by the Company for Cause, by you without Good Reason, or as a result of your death or permanent disability or other physical or mental incapacity, you will be entitled to receive only the prorated portion of your Base Salary through the date of your termination of employment, together with such other compensation or benefits to which you may be entitled by law, the terms of this letter agreement, or under the terms of the Company’s compensation and benefit plans then in effect.

(c)Upon termination of your employment for any reason, you will, if requested by the Board, resign from any directorships effective immediately or at such later date as the Board may request. If you fail to provide such resignation, you irrevocably appoint the Chairman of the Board as your attorney with the irrevocable right to sign any document on your behalf for the purposes of, or to give effect to, your resignation under this clause.

9.Noncompetition.

(a)You will not, without the prior written consent of the Company, during your employment either directly or indirectly in any capacity (including without limitation as principal, agent, partner, employee, shareholder, unit holder, joint venturer, director, trustee, beneficiary, manager, consultant, or advisor) carry on, advise, provide services to or be engaged, concerned or interested in or associated with any Competitive Business (as defined below), or be engaged or interested in any public or private work or duties which in the reasonable opinion of the Board or the Company, may hinder or otherwise interfere with the performance of your duties.

(b)You will not at any time in the 12 months after the termination of your employment (for whatever reason) without the written consent of the Company:

(i)

on a worldwide basis, directly or indirectly in any capacity (whether as principal, agent, partner, employee, shareholder, unit holder, joint venturer, director, trustee, beneficiary, manager, consultant, or advisor) carry on, advise, provide services to or be engaged, concerned or interested in or associated with any Competitive Business (as defined below); or

(ii)	counsel, procure, or otherwise assist any person to do any of the acts referred to in Section 9(b)(i).

Given that the business of the Company is and is expected to continue to be conducted on a worldwide basis, and you will be actively involved with and intimately familiar with the business of the Company on a worldwide basis, you acknowledge and agree that more narrow geographical limitations of any nature on this noncompetition covenant (and the nonsolicitation covenant below) are therefore not appropriate and would not adequately protect the Company.

Nothing in this Section 9(b) prohibits you (whether directly or through nominees) of holding shares listed on a recognized stock exchange, provided you do not hold more than 2% of the issued capital of a company.

(c)“Competitive Business” means any business or activity which is involved in the research, development, sale, distribution and/or marketing of any of the products that are manufactured, sold or distributed, or currently subject to active R&D projects with the intent to manufacture, sell or distribute within 3 years by the Company or any of its subsidiaries during your employment.

10.Nonsolicitation. During your employment with the Company and for 12 months after your termination of employment (for whatever reason), you will not, directly or indirectly, on your own behalf or on behalf of any third party, without the express written consent of the Company:

(a)canvass, solicit, target, induce or entice or endeavor to solicit, target, induce or entice away from the Company, or attempt to divert, reduce or take away, the business or patronage (with respect to products or services of the kind or type developed, produced, marketed, furnished or sold by the Company) of any of the clients, customers, vendors, suppliers or accounts, or prospective clients, customers, suppliers, vendors or accounts of the Company;

(b)target, recruit, solicit, hire away, or otherwise interfere with the employment relationship of, or endeavor to entice away, any employee of the Company, or otherwise induce any such employee to cease their relationship with the Company, excluding employees responding to a general solicitation not targeted in any manner to violate this Section 10; or

(c)counsel, procure or otherwise assist any person to do any of the acts referred to in Section 10(a) or (b).

11.Nondisparagement. You will not, while employed by the Company or at any time after your termination of employment, directly, or through any other personal entity, make any public or private statements that are disparaging of the Company, their respective businesses or employees, officers, directors, or shareholders. The Company agrees that, after your termination of employment with the Company for any reason, it will refrain from making any public statements that disparage you. The Company’s obligations under this Section 11 extend only to the then-current officers and members of the Board, and only for so long as those individuals are officers or directors of the Company. Nothing herein will be deemed to prevent you or the Company from complying with their respective legal obligations or responding to a subpoena or other court order.

12.Proprietary Information. Both during and after your employment with the Company, you will treat all proprietary or other confidential information as strictly confidential. Further, you agree to sign and comply with the terms and conditions of the enclosed Confidential Information and Invention Assignment Agreement, which is incorporated by reference into this letter agreement. This offer is contingent upon your signing that agreement.

13.Injunctive Relief; Severance Clawback; Incentive Clawback. You recognize and acknowledge that it would be difficult to ascertain the damages arising from a breach or threatened breach of the covenants set forth in Sections 9 (noncompetition), 10 (nonsolicitation), 11 (nondisparagement), and 12 (proprietary information) and that any such breach or threatened breach could result in irreparable harm to the Company. You therefore agree that, notwithstanding anything in this letter agreement to the contrary, including but not limited to the forfeiture and clawback provision below, the Company will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, without prior notice to you and without the posting of a bond or other guarantee, to enforce this letter agreement. You hereby waive any and all defenses you may have on the ground of lack of jurisdiction (but not venue) or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any other rights and remedies at law or in equity that the Company may have. The provisions of this Section 13 will survive termination of this letter agreement and/or your employment with the Company. The existence of a claim or cause of action of any kind by you against the Company will not constitute a defense to the enforcement by the Company of the rights provided in this Section 13 and will not be a defense to any injunction proceeding. In addition, notwithstanding anything herein to the contrary, if there is a judicial or arbitral finding that you have engaged in any activity that contravenes any covenant set forth in Section 9, 10, 11 or 12 , you will forfeit any amount payable under Section 7 (severance pay), and you agree to repay such amounts to the Company; provided, however, that you may retain $1,000 of the monies paid to you as consideration for the release you signed in Section 7 above (the requirement to forfeit and/or repay monies does not affect the release which will remain in full force and effect). You further acknowledge that incentive cash compensation that is paid to you, and incentive equity grants that you receive, are subject to the Gentherm Incorporated Compensation Clawback Policy, a copy of which has been provided to you previously.

14.Blue Pencil; Severability. If any provision of this letter agreement is construed by a court of competent jurisdiction to be invalid or unenforceable, that construction does not affect the remainder of this agreement, which is to be given full force and effect without regard to the invalid or unenforceable provision. Any invalid or unenforceable provision is to be reformed to the maximum time, geographic and/or business limitations permitted by applicable laws, so as to be valid and enforceable.

15.Waivers. No delay or omission by either party’s waiver or consent on any one occasion is effective only for that occasion and is not be construed as a bar or waiver of any right on any other occasion.

16.Statute of Limitations. The parties agree that they will have a maximum of one hundred eighty (180) days to bring any claims for money damages related to this letter agreement.

17.Federal Employment Law. Please note that Federal law requires you to provide the Company with documentation of your identity and eligibility to work in the United States. In addition, the Company verifies the validity of social security numbers. Accordingly, this offer is further conditioned upon your providing the required documentation to the Company within three business days after your Start Date.

18.Prior Employers. By accepting this offer of employment, you are representing that you are not party to any agreement with any prior employer that prevents your working for the Company or that would prevent you from performing your assigned duties for the Company.

19.Tax Withholding; Deductions; Method of Payment. The Company may withhold from any amounts payable under this letter agreement (including the Signing Bonus and Make Whole Bonuses) such federal, state, local or foreign income and employment taxes as will be required to be withheld under applicable law as determined by the Company. The Company may also withhold from any payroll amounts payable under this letter agreement all lawful deductions (including those approved by you, such as medical plan premium deductions, and those required by law, such as lawful wage garnishments or similar deductions). Any references herein to cash payments may include payments by check, direct deposit or otherwise as determined by the Company.

20.Section 409A Compliance. The following rules relate to section 409A of the Internal Revenue Code of 1986 and any regulations and Treasury guidance promulgated thereunder (“Section 409A”), which govern deferred compensation:

(a)This letter agreement is intended to comply with, or otherwise be exempt from, Section 409A.

(b)The Company will undertake to administer, interpret, and construe this letter agreement in a manner that does not result in the imposition on you of any additional tax, penalty, or interest under Section 409A.

(c)The Company and you agree to execute any and all amendments to this letter agreement permitted under applicable law, as mutually agreed in good faith, as may be necessary to ensure that this letter agreement complies with Section 409A.

(d)The preceding provisions, however, will not be construed as a guarantee by the Company of any particular tax effect to you under this letter agreement. The Company will not be liable to you on account of any payment made under this letter agreement being subject to any additional tax, penalty, or interest under Section 409A, nor for reporting in good faith any payment made under this letter agreement as an amount includible in gross income under Section 409A.

(e)For purposes of Section 409A, the right to a series of installment payments under this letter agreement will be treated as a right to a series of separate payments.

(f)With respect to any reimbursement of expenses of, or any provision of in-kind benefits to, you, as specified under this letter agreement, such reimbursement of expenses or provision of in-kind benefits will be subject to the following conditions: (i) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year will not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year, except for any medical reimbursement arrangement providing for the reimbursement of expenses referred to in section 105(b) of the Internal Revenue Code; (ii) the reimbursement of an eligible expense will be made no later than the end of the year after the year in which such expense was incurred; and (iii) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for another benefit.

(g)“Termination of employment,” or words of similar import, as used in this letter agreement means, for purposes of any payments under this letter agreement that are payments of deferred compensation subject to Section 409A, your “separation from service” as defined in Section 409A.

(h)If a payment obligation under this letter agreement arises on account of your separation from service while you are a “specified employee” (as defined under Section 409A and determined in good faith by the Board), any payment of “deferred compensation” (as defined under Treasury regulation section 1.409A-1(b)(1), after giving effect to the exemptions in Treasury regulation sections 1.409A-1(b)(3) through (b)(12)) that is scheduled to be paid within six months after such separation from service will accrue without interest and will be paid within 15 days after the end of the six-month period beginning on the date of such separation from service or, if earlier, within 15 days after the appointment of the personal representative or executor of your estate following your death.

(i)In the case of any amount payable during a particular period of time (such as within 30 days after your termination of employment), the Company shall determine when during that period payment will be made.

21.Successors, Binding Agreement. This letter agreement will not be assignable by you. This letter agreement may be assigned by the Company to any person that is a successor in interest to all or substantially all of the business operations of the Company. This letter agreement will be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs and permitted assigns.

22.Governing Law. This letter agreement will be governed in all respects, including as to validity, interpretation and effect, by the laws of the State of Michigan, without regard to its conflict of laws principles.

23.Entire Agreement, Amendments. This letter agreement, including the proprietary information, confidentiality, and inventions assignment agreement incorporated herein by reference, sets forth the entire agreement between you and the Company regarding your employment with the Company and supersedes all prior agreements or other understandings, whether written or oral, express or implied, between the parties to the extent that such agreements or understandings contain provisions addressed herein. This letter agreement may not be amended or modified except by a written agreement executed by the parties hereto or their respective successors and legal representatives; any such amendment or modification must explicitly reference this letter agreement. The terms of this letter agreement shall control over the inconsistent terms of any other plan, agreement, or policy.

24.Expiration of Offer Letter. The offer in this letter agreement will expire, if not accepted by you by returning a signed copy to the Company before such date, on September 30, 2017.

25.Sections 280G and 4999 of the Code. If any payment or benefit (including payments and benefits pursuant to this letter agreement) you are entitled to receive in connection with a Change in Control from the Company or otherwise (the “Payment”) (i) constitutes a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) is subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall increase the amount of the Payment (such increase, the “Tax Gross-Up”) to an amount which, after reduction for all taxes (including the Excise Tax) imposed on both the Payment and the Tax Gross-Up, exactly equals the amount of the Payment after reduction for all taxes imposed on the Payment other than the Excise Tax. Any Tax Gross-Up will be paid to you no later than the last day of the calendar year next following the calendar year in which the Excise Tax is due.

This is a great opportunity for both you and the Company, and we look forward to having you as a member on our team.

Sincerely, GENTHERM INCORPORATED
By:	/s/ Francois Castaing
Francois Castaing, Chairman of the Board

Agreed to and accepted by:

/s/ Phillip Eyler

Phillip Eyler

Dated: September 18, 2017

Attachments:

Gentherm Incorporated Executive Bonus Plan adopted effective as of January 1, 2017

[Filed as Exhibit 10.2 to Form 8-K on December 16, 2016]

Form of Award Agreements

[Filed as Exhibits 10.1 and 10.3 to Form 8-K on June 27, 2013]